Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 29, 2015

Registration No. 333-201322

Avinger, Inc.

Update and Supplement to Preliminary Prospectus

Dated January 20, 2015

This free writing prospectus relates to the initial public offering of common stock of Avinger, Inc. (“Avinger”) and should be read together with the preliminary prospectus dated January 20, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of common stock. On January 28, 2015, Avinger filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of its common stock (“Amendment No. 2”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1506928/000104746915000451/0001047469-15-000451-index.htm

References to “Avinger,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

The Offering, Dilution and Capitalization:

We revised the sixth bullet under the number of shares of common stock that are excluded from the shares represented as being outstanding as of September 30, 2014 to read as follows:

1,874,160 and 838,250 shares of common stock issuable upon the exercise of options granted on December 31, 2014 at an exercise price of $4.50 and $4.95 per share, respectively. We are in the process of obtaining an external valuation report related to our stock option grants made on December 31, 2014 in connection with preparing our year-end financial statements.

If there is a difference between the grant date exercise price of the options and their fair market value on the grant date, additional stock-based compensation will be recorded and amortized to expense ratably on a straight-line basis over the vesting period, which is generally four years. For example, based on an assumed fair value of $13.00 per share as of December 31, 2014, which is the midpoint of the estimated price range in this offering, we would record stock-based compensation charges of $26.7 million ratably over the vesting period of four years.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Critical Accounting Policies and Estimates — Common Stock Valuation:

We deleted the following language from the fourth paragraph:

We believe that the fair value of our common stock as of December 31, 2014 was $4.50 per share based on our most recent valuation report at September 30, 2014 and the underlying assumptions therein.  Our board of directors considered all relevant factors in determining the fair market value as of such date and in its judgment determined that there were no internal or external developments that would indicate that the fair value of our common stock would have increased from September 30, 2014.  We expect to record stock-based compensation charges of $6.4 million ratably over the vesting period of four years related to these stock option grants.  However, if our updated valuation report at December 31, 2014 indicates that the fair market value of our common stock was above $4.50 per share as of December 31, 2014, the difference would increase the amount of compensation to be recorded over periods beginning in 2015.

Avinger has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Avinger has filed with the SEC for more complete information about Avinger and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the Preliminary Prospectus from the Syndicate Department of Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone/email at (800) 225-6201/prospectus@canaccordgenuity.com, or by contacting Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, by telephone at (631) 274-2806 or by fax at (631) 254-7140.